Via Facsimile and U.S. Mail
Mail Stop 6010

April 21, 2006

David J. Noble
Chairman and Chief Executive Officer
American Equity Investment Life Holding Company
5000 Westown Parkway, Suite 440
West Des Moines, IA 50266

Re: American Equity Investment Life Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 14, 2006
File Number: 001-31911

Dear Mr. Noble:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Business

Introduction, page 3

1.   Please confirm that the chief operating decision maker reviews results and manages the company as a single operating segment. Refer to paragraph 10 of SFAS 131.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Deferred Policy Acquisition Costs and Deferred Sales Inducements, page 36

2.   Please provide to us in disclosure type format the impacts that changes in these estimates have had in the periods presented. Include a discussion of the sensitivity of these estimates to reasonably possible changes in these assumptions.

Financial Condition

Liquidity of Parent Company, page 47

3.   Please provide us a revised table of contractual obligations to present amounts gross and not net of the effect of expected reinsurance recoveries.

* * * *

       Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                            Sincerely,

                                            Jim B. Rosenberg
                                            Senior Assistant Chief
                                            Accountant